Norman H. Beitner (313) 465-7320 Fax: (313) 465-7321 nbeitner@honigman.com

Confidential Treatment Requested

by Covisint Corporation

CC-01

May 22, 2013

FOIA Confidential Treatment Request

The entity requesting confidential treatment is

Covisint Corporation

One Campus Martius

Detroit, MI 48226-5099

Attn: Daniel S. Follis, Jr., Secretary

(313) 227-7000

Via EDGAR and FedEx

Mr. Mark P. Shuman

Branch Chief - Legal

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, DC 20549

Re:	Covisint Corporation
Confidential Draft Submission No. 3
Registration Statement on Form S-1
Submitted April 26, 2013
CIK No. 0001563699

Dear Mr. Shuman:

On behalf of our client, Covisint Corporation (the “Company”), we hereby submit this correspondence in response to comments received from the staff of the Commission (the “Staff”) by letter dated May 16, 2013 (the “Comment Letter”) with respect to the Company’s Confidential Draft Submission No. 3 submitted to the Commission on April 26, 2013. This letter also supplementally furnishes the Company’s estimated price range.

For the Staff’s convenience, the text of the Comment Letter is set forth below in italics, followed in each case by the Company’s response.

Terms not otherwise defined in this response letter will have their respective meanings set forth in the Company’s Registration Statement on Form S-1 (File No. 333-188603) filed with the Commission on May 14, 2013 (the “Registration Statement”). Except where otherwise indicated, page references in the text of the responses below correspond to the page numbers of the Registration Statement.

2290 First National Building · 660 Woodward Avenue · Detroit, Michigan 48226-3506

Detroit · Lansing · Oakland County · Ann Arbor · Kalamazoo

Mark P. Shuman May 22, 2013 Page 2	Confidential Treatment Requested by Covisint Corporation CC-02

Use of Proceeds, page 41

1.	You disclose you intend to use offering proceeds to repay cash funding received from Compuware. Please revise to disclose the interest rate and maturity of any funding from Compuware, pursuant to Instruction 4 to Item 504 of Regulation S-K.

Response: The Company respectfully advises the Staff that the amounts to be repaid by the Company to Compuware are related to advances received following the contribution of the Company’s business from Compuware on January 1, 2013. These amounts are non-interest bearing and, for clarity, the Company intends to describe them as “short-term intercompany payables” in Amendment No. 1 to the Registration Statement.

The Company intends to include the approximate amount to be repaid in the “Use of Proceeds” section of its preliminary prospectus. In addition, the Company intends to include the following disclosures within the footnotes to its March 31, 2013 financial statements:

Footnote 1 – Summary of Significant Accounting Policies: Previously the “group equity” was shown in lieu of shareholder’s equity in the combined financial statements. All significant transactions between Compuware and the Company were included in the combined financial statements and were deemed settled in cash. The net effect of the settlement of these intercompany transactions is reflected in the combined statements of cash flows as a financing activity and in the “group equity” in the combined balance sheets. Since the January 1, 2013 contribution of the business, Compuware is providing Covisint with short-term, non-interest bearing operating cash advances until such time as Covisint has secured outside financing including an initial public offering (“IPO”) or ceases to be a majority owned subsidiary of Compuware. The net effect of these intercompany transactions is reflected in the combined statements of cash flows as financing activity and in “due to parent and affiliates” in the combined balance sheets.

The combined financial statements include an allocation of certain corporate expenses including costs for facilities, information technology, tax, internal audit, accounting, finance, human resources, legal and executive management functions provided to the Company by Compuware employees and at Compuware sites. These allocations were primarily based on headcount, revenue and space occupied as a proportion of those in all Compuware operating units. Management believes the allocations are reasonable. However, the expenses allocated to the Company for these services are not necessarily indicative of the expense that would have been incurred if the Company had been a separate, independent entity and had otherwise managed these functions. Allocated corporate expenses totaled $10.8 million, $7.5 million and $6.2 million for the years ended March 31, 2013, 2012 and 2011, respectively. All such costs and expenses were deemed to have been contributed by Compuware to Covisint in the period in which the costs were recorded through

2290 First National Building · 660 Woodward Avenue · Detroit, Michigan 48226-3506

Detroit · Lansing · Oakland County · Ann Arbor · Kalamazoo

Mark P. Shuman May 22, 2013 Page 3	Confidential Treatment Requested by Covisint Corporation CC-03

December 31, 2012 and are included in “investment from parent company” in the combined statements of group equity and the combined statements of cash flows. Since January 1, 2013, these expenses have been included in the net amount due to parent and affiliates.

Allocations of current income taxes are deemed to have been remitted, in cash, to Compuware or contributed by Compuware to Covisint in the period the related income taxes were recorded. Amounts due to or from Compuware have been treated as capital transactions through December 31, 2012 and are included in the net amount due to parent and affiliates since January 1, 2013.

Compuware and Covisint entered into several agreements in connection with the above-described contribution and in anticipation of the IPO. These agreements govern their relationship following the contribution. Among these agreements is a shared services agreement under which Compuware will provide certain services to Covisint for a period of time after the contribution. Compuware and Covisint also entered into a tax sharing agreement that governs Compuware’s and Covisint’s respective rights, responsibilities and obligations with respect to tax matters following the contribution.

Footnote 9 – Related Party Transactions: Certain related party transactions subsequent to the January 1, 2013 contribution of the business are expected to be settled in cash and are reflected as due to parent and affiliates within the consolidated balance sheet. As of March 31, 2013, the Company had a net liability due to affiliates of $7.6 million. The non-interest bearing balance consists of advances for operating cash and services provided by the Parent and is offset by advance repayments to the Parent and cash collected, by the Parent or affiliates, on behalf of the Company. The balance is primarily comprised of the following activity as of March 31, 2013: $17.2 million for advances from the Parent, $4.2 million for services provided, $2.7 million of allocated corporate expenses $0.9 million for payment related to the acquisition of certain foreign operations and $0.9 million of expenses paid by the Parent on behalf of the Company. The balances were offset by $15.9 million of advance repayments, $1.2 million related to Compuware’s use of the Company’s tax loss and other tax related attributes, $1.0 million of payments received by the Parent on behalf of the Company and $0.2 million of various offsetting items.

The Company intends to revise its disclosures in the “Certain Relationships and Related Party Transactions” section of the Registration Statement to conform with the foregoing Footnote 9 disclosures.

2290 First National Building · 660 Woodward Avenue · Detroit, Michigan 48226-3506

Detroit · Lansing · Oakland County · Ann Arbor · Kalamazoo

Mark P. Shuman May 22, 2013 Page 4	Confidential Treatment Requested by Covisint Corporation CC-04

Management’s Discussion and Analysis of Financial Condition and Results of Operations Critical Accounting Policies

Stock Compensation

Compuware Corporation Stock Compensation, page 60

2.	We note your response to prior comment 6. Please provide us with your analysis of historical exercise data and expected term for the options with a vesting schedule of 30 percent on the first and second anniversaries of the grant and 40 percent on the third anniversary of the grant.

Response: The Company respectfully advises the Staff that approximately five million Compuware options have been granted with a vesting schedule of 30 percent on the first and second anniversaries of the grant and 40 percent on the third anniversary of the grant. As of March 31, 2013, only 32 percent of all Compuware options granted with this vesting schedule have been exercised with 50 percent still outstanding. The remaining options granted with this vesting schedule were forfeited (14 percent) or expired (4 percent). If the Company were to include an estimated remaining holding period for the options still outstanding, the weighted average term of all options excluding forfeitures is currently projected to be 5.71 years compared to our estimated term of 6.00 years using the simplified method.

3.	In your response to prior comment 6 for the two groups of options that you provide an expected term estimate based on historical exercise data, you conclude that the variances in the expected term currently estimated compared to the expected term used in the original valuation is immaterial to Compuware’s financial statements. Please tell us whether you believe the impact of the aggregate variances is material fall all options to Covisint’s financial statements for the periods presented.

Response: At the Staff’s request, the Company performed an analysis to determine the variance of stock compensation expense between that recorded within the financial statement and that which may have been recorded if the currently available exercise data had been utilized to determine grant date valuation for the options granted by Compuware to Covisint employees. Using the expected term estimate based on historical exercise data yielded a lower stock compensation expense of less than two percent and decrease to total expenses of less than 0.1% for each of the three fiscal years presented within the Company’s Combined Statements of Comprehensive Income. As such, the Company has concluded that the aggregate variances are not material to Covisint’s financial statements for the periods presented.

2290 First National Building · 660 Woodward Avenue · Detroit, Michigan 48226-3506

Detroit · Lansing · Oakland County · Ann Arbor · Kalamazoo

Mark P. Shuman May 22, 2013 Page 5	Confidential Treatment Requested by Covisint Corporation CC-05

Covisint Corporation Stock Compensation, page 60

4.	We note your expanded disclosure in response the prior comment 7, including disclosure that the previous valuation estimates were more heavily weighted toward a discounted cash flow method. Please revise to also discuss changes in discount rates used in the discounted cash flow method and any marketability or liquidity discounts applied.

Response: In response to the Staff’s comment, the Company proposes to include the following sentence at the end of the first full paragraph on page 62 of the Registration Statement: “The previous valuations used risk-adjusted discount rates ranging from 14.3% to 17.5%, which varied based on several factors including the Company’s size premium and fluctuations in the market. The Company also applied a non-marketability discount of 20%.”

5.	We note your disclosure on page 61 that the fair value of the underlying shares at the modification date was determined by a third party utilizing both a discounted cash flow method and a public company method. Please revise to describe the nature and extent of the independent valuation firm’s involvement in the determination of estimate of the fair value of your common stock. Please refer to Question 141.02 of our Compliance and Disclosure Interpretations related to Securities Act filings at http://www.sec.gov/divisions/corpfin/guidance/sasinterp.htm for guidance.

Response: In response to the Staff’s comment, the Company proposes to:

(i)	revise the seventh sentence in the final paragraph on page 61 as follows (revised language underscored or struck through): “Fair value of the underlying shares ($247.50) was determined by ~~a third party utilizing~~ the Company’s board of directors, by utilizing both a discounted cash flow method and a public company method.”; and

(ii)	revise the final sentence in the first full paragraph on page 106 as follows (revised language underscored or struck through): “The Covisint Option Amount (set forth in the table below) was determined by multiplying the difference between $247.81 (the value of Covisint’s common shares ~~pursuant to~~ as determined by the Company’s board of directors, ~~an independent third-party valuation completed as of December 31, 2012~~, which does not reflect the non-marketability and minority interest basis of the common shares) and the option exercise price by the number of unvested options that would have vested due to such an event.”

2290 First National Building · 660 Woodward Avenue · Detroit, Michigan 48226-3506

Detroit · Lansing · Oakland County · Ann Arbor · Kalamazoo

Mark P. Shuman May 22, 2013 Page 6	Confidential Treatment Requested by Covisint Corporation CC-06

Note 1. Summary of significant accounting policies

Revenue recognition, page F-8

6.	You disclose that signed agreements and purchase orders are used as evidence of an arrangement. Where you rely upon a purchase order as evidence of an arrangement confirm that the terms of the purchase order comply with your required terms of sale. In this regard, your use of written purchase orders issued by the customer as evidence of an arrangement should be clarified. Tell us if the purchase order terms in all cases reflect your normal sales agreement conditions.

Response: The Company advises that, for certain customers, purchase orders are used as evidence of an arrangement. The purchase order is a binding arrangement that sets forth the description, quantity, price, payment terms and date of performance. Such purchase orders are governed by master terms and conditions, which can be separate agreements, signed by both parties; incorporated by reference; or preprinted on the purchase order itself. In the majority of cases, the terms and conditions in such arrangements are consistent with the Company’s standard contract terms. For those agreements with terms which are not consistent with the Company’s standard terms and conditions, we consider the terms of the arrangement and the appropriate revenue recognition considering those terms.

In response to the Staff’s comment, the Company proposes to revise the text of the revenue recognition portion of footnote 1 of its financial statements as follows (revised language underscored):

Signed agreements and binding purchase orders are used as evidence of an arrangement. For customers where a purchase order is used as evidence of an arrangement, master terms and conditions exist that govern such arrangements.

Note 6. Income Taxes, page F-18

7.	In your response to prior comment 13 you indicate that the company excluded deferred tax assets related to net operating losses and tax credits generated by the company and utilized by the parent, Compuware, thereby reporting a net deferred tax liability on the balance sheet. Your statement and disclosure on page F-20 suggests that the deferred tax assets as disclosed in the tabular presentation represent assets for which Covisint has the rights to the future economic benefits. Please confirm to us that this is the case and that there is no valuation allowance established against the excluded deferred tax assets. If this is not the case, please revise your disclosure as appropriate to clarify.

2290 First National Building · 660 Woodward Avenue · Detroit, Michigan 48226-3506

Detroit · Lansing · Oakland County · Ann Arbor · Kalamazoo

Mark P. Shuman May 22, 2013 Page 7	Confidential Treatment Requested by Covisint Corporation CC-07

Response: The Company confirms the statement presented on page F-20 that the deferred tax assets as disclosed in the tabular presentation represent assets for which the Company has the right to the future economic benefits. The Company also confirms that there are no valuation allowances established against the excluded deferred tax assets.

8.	In your response to prior comment 13 you provide us with a reconciliation of the valuation allowance amounts presented in the income tax provision disclosure which appears to detail the determination of the impact of amounts to which the company will not receive benefits as these will be utilized by Compuware. Your footnote 1 to the rate reconciliation on page F-19 indicates changes in a valuation allowance on deferred tax assets, which suggests deferred tax assets recognized by Covisint for which you have established a valuation allowance. To the extent that the line item “changes in valuation allowance” in the income tax provision tabular presentation represents the impact of amounts not benefited to Covisint for which you do not disclose the deferred tax asset in your tabular presentation on page F-20, please revise your presentation and footnote disclosure so that this is readily apparent.

Response: The Company advises that the line item “valuation allowance” presented in the Company’s income tax provision disclosure on page F-19 represents losses and tax credits that are not benefited by the Company. The Company proposes to revise footnote 1 in its March 31, 2013 financial statements as follows (revised language underscored or struck through):

Valuation allowance line item represents operating losses and tax credits generated by the Company that are not benefited. These losses are not included in the tabular presentation of deferred tax assets as they have been utilized by the Parent and will not provide future economic benefits to Covisint.

Management assesses the available positive and negative evidence ~~to estimate if sufficient future taxable income will generated to use the existing~~ associated with all deferred tax assets. A significant piece of objective negative evidence evaluated was the cumulative loss incurred in each period. Such objective evidence limits the ability to consider other subjective evidence such as our projections for future growth. On the basis of this ~~evaluation~~ assessment, a valuation allowance of $1.8 million, $1.1 million, and $1.9 million has been recorded for the years ended March 31, 2012, 2011 and 2010, respectively. The amount of the valuation allowance could be adjusted if estimates of future taxable income during the carryforward period are reduced or increased, or if objective negative evidence in the form of cumulative losses is no longer present ~~or if estimates of future taxable income during the carryforward period are reduced or increased~~ and additional weight may be then given to subjective evidence such as our projections for growth.

2290 First National Building · 660 Woodward Avenue · Detroit, Michigan 48226-3506

Detroit · Lansing · Oakland County · Ann Arbor · Kalamazoo

Mark P. Shuman May 22, 2013 Page 8	Confidential Treatment Requested by Covisint Corporation CC-08

Note 8. Subsequent Events, page F-43

9.	For the unrecognized compensation cost related to the Covisint outstanding options please revise to provide disclosure of the amount that will be recognized in the subsequent period catch-up adjustment for service through the IPO.

Response: The Company’s stock options will not vest unless there is an initial public offering or change in control of the Company. Therefore, the amount of expense to be taken as a cumulative adjustment upon such an event is dependent upon the date of such event. Due to the hypothetical nature of this disclosure, the Company has included this discussion within the Management’s Discussion and Analysis of Financial Condition and Results of Operations – Stock Compensation – Covisint Corporation Stock Compensation” rather than within the Combined Financial Statements. The Company respectfully advises the Staff that the following statement was included on pages 62 and 63 of the Registration Statement:

All Covisint options include a performance criteria based on an offering or change in control of our company. Consummation of an offering is not deemed probable until it has been completed; therefore, no expense is currently being recognized for these options. If an initial public offering or change in control occurs prior to August 26, 2015, the PSAs granted to employees with Covisint stock options will be cancelled. As a result, expense will be recognized for the Covisint stock options over the requisite service period; however, all prior expense taken for the PSAs for employees with Covisint stock options ($2.4 million as of December 31, 2012) will be reversed. Presuming this offering becomes effective before June 30, 2013, compensation expense related to Covisint options, including those granted in March 2013, would be $6.3 million (net of a reversal of expense associated with the Compuware PSAs) for the quarter ended June 30, 2013, $9.2 million for the remainder of fiscal 2014, $4.9 million in fiscal 2015 and $1.6 million in fiscal 2016. The expense decreases as each tranche vests and becomes fully expensed.

Exhibits

10.	We note your response to prior comment 3 regarding the materiality of your General Motors agreements. While you indicate on page 87 that your “relationship with General Motors consists of multiple, separate business initiatives for different business segments within General Motors ...,” it is unclear whether your agreements with the General Motors segments or units are substantially similar in nature. Please advise us if your various General Motors agreements should be considered in aggregate when determining whether your business is substantially dependent on them and you should file one or more form agreements to comply with Item 601(b)(10) of Regulation S-K.

2290 First National Building · 660 Woodward Avenue · Detroit, Michigan 48226-3506

Detroit · Lansing · Oakland County · Ann Arbor · Kalamazoo

Mark P. Shuman May 22, 2013 Page 9	Confidential Treatment Requested by Covisint Corporation CC-09

Response: The Company respectfully advises the Staff that, although each of its agreements with General Motors segments or units are governed by a standard Enterprise Services Agreement (“ESA”) and an applicable Global Service Contract (“GSC”), (i) the ESA and GSC are “boilerplate” agreements and are rarely negotiated and (ii) the statements of work and service orders under the ESA and GSC contain unique pricing and requirements, relate to distinct services provided to individual business units, and are independently administered by the applicable business unit. The Company also advises that the pricing and scope of services described in the statements of work and service orders are negotiated at the individual business unit-level. As a result, the Company does not believe its various General Motors agreements should be aggregated beyond the set of related business contracts described in the Company’s response to prior comment 3.

* * * * *

In order to enable the Staff to complete its option pricing review, the Company hereby advises that the price range included on the cover of the Company’s preliminary prospectus is expected to be within the range of $[***] to $[***] after taking into account the Company’s anticipated 30-for-1 stock split, or $[***] to $[***] per share before taking into account such stock split. The midpoint of the price range is $[***] after taking into account the Company’s 30-for-1 stock split, or $[***] before taking into account such stock split. Given the volatility of the public trading market and the uncertainty of the timing of the offering, the Company and the underwriters have not yet finally agreed to a price range for the offering. In comparison, as of December 31, 2012, the Company amended 110,600 of its 118,600 outstanding stock options and determined the fair value of the underlying shares for accounting purposes to be $8.25 per share after giving effect to the 30-for-1 stock split, or $247.50 per share on a pre-split basis. Furthermore, in March 2013, the Company granted 27,000 stock options with an exercise price of $203.04 per share (or approximately $6.77 per share on a post-split basis). For purposes of the measurement of stock compensation expense which will be recorded in the Company’s financial statements in future periods, the estimated fair value of the shares underlying the March 2013 options was $247.81 per share (or approximately $8.26 per share on a post-split basis).

Covisint Corporation respectfully requests that the bracketed information contained in the immediately preceding paragraph be treated as confidential information and that the Commission provide timely notice to Daniel S. Follis, Jr. Secretary, Covisint Corporation, One Campus Martius, Detroit, MI 48226-5099, before it permits any disclosure of the bracketed information.

[***]	Information has been omitted and filed separately with the Securities and Exchange Commission. Confidential Treatment has been requested with respect to the omitted portions.

2290 First National Building · 660 Woodward Avenue · Detroit, Michigan 48226-3506

Detroit · Lansing · Oakland County · Ann Arbor · Kalamazoo

Mark P. Shuman May 22, 2013 Page 10	Confidential Treatment Requested by Covisint Corporation CC-010

The expected price range was determined based upon discussions between the Company and the underwriters, not as the result of a formal determination of value. Among the factors that were considered in setting the expected price range were:

•	The general condition of the securities markets and the recent market prices of, and the demand for, publicly traded common stock of generally comparably companies;

•	an analysis of valuation ranges in initial public offerings for generally comparable companies during the last two years;

•	estimates of business potential for the Company and the industry in which it operates; and

•	the current financial position of the Company and the financial forecasts for the fiscal years ended March 31, 2014 and March 31, 2015 as determined by research analysts of the underwriters.

The Company believes the difference between the fair value of its shares of common stock as of December 31, 2012 and the midpoint of the estimated price range is primarily the result of the following factors:

•

The fair value of the Company’s shares as of December 31, 2012 was determined by applying equal weight to a discounted cash flow approach and a comparable public company approach. In determining the midpoint of the estimated price range, the Company and the underwriters did not specifically consider a discounted cash flow approach. Rather, the estimated price range was based on a comparison of the operating and profitability profiles, and associated revenue trading multiples, of comparable public companies to imply the estimated fair trading value of the Company under current market conditions.

•

Public equity markets have improved significantly since December 31, 2012, resulting in an increase in the Company’s market comparables. For example, in the period from January 2, 2013 to May 20, 2013, the Dow Jones Industrial Average increased 17.03%, the S&P 500 index increased 16.84% and the NASDAQ Composite index increased 15.79%. Additionally, the underwriters estimate that the enterprise value trading multiples of comparable public companies, calculated as a multiple of calendar year 2013 revenue, have increased 24.3% on average over the same period.

2290 First National Building · 660 Woodward Avenue · Detroit, Michigan 48226-3506

Detroit · Lansing · Oakland County · Ann Arbor · Kalamazoo

Mark P. Shuman May 22, 2013 Page 11	Confidential Treatment Requested by Covisint Corporation CC-011

•

The proceeds of a successful initial public offering would substantially strengthen the Company’s balance sheet by increasing the Company’s cash position. Additionally, the completion of this offering would provide the Company with access to public debt and equity markets. These projected improvements in the Company’s financial position influenced the increased ordinary share valuation indicated by the midpoint of the estimated price range of the offering.

In addition, since December 31, 2012, the Company has had several developments in its business, which had a positive impact on the fair value of its common stock, including:

•	The Company’s total revenue during the fiscal quarter ended March 31, 2013 grew by 20% on a year-over-year basis.

•	The Company’s subscription revenue during the fiscal quarter ended March 31, 2013 grew by 15% on a year-over-year basis.

•

The Company submitted two additional draft registration statements, and filed its publicly available registration statement, with the Commission. The submissions and filing evidence the Company’s continued progress toward completing its initial public offering. Historically, it has been the case that the completion of an initial public offering increases the value of an issuer’s common stock as a result of the increase in the liquidity and ability to trade such securities in the public market. The Company believes this to continue to be the case, and therefore, the Company believes the progress toward its initial public offering had a positive impact on the fair value of its common stock.

Because of the commercially sensitive nature of information contained herein, this submission is accompanied by a request for confidential treatment for the reconciliation disclosure above, including the expected price range therein, pursuant to Rule 83 of the Commission’s Rules on Information and Requests, 17 C.F.R. §200.83 (“Rule 83”) and the Freedom of Information Act. The Company has filed a separate letter with the Office of Freedom of Information and Privacy Act Operations in connection with the confidential treatment request pursuant to Rule 83.

2290 First National Building · 660 Woodward Avenue · Detroit, Michigan 48226-3506

Detroit · Lansing · Oakland County · Ann Arbor · Kalamazoo

Mark P. Shuman May 22, 2013 Page 12	Confidential Treatment Requested by Covisint Corporation CC-012

The Company respectfully requests the Staff’s assistance in completing the review of the Registration Statement as soon as possible. Please advise us if we can provide any further information or assistance to facilitate your review. If you have any questions regarding this submission or the Company’s responses, please do not hesitate to contact me at (313) 465-7320 or David V. Gubbini of our office at (313) 465-7416.

Very truly yours,

HONIGMAN MILLER SCHWARTZ AND COHN LLP

/s/ Norman H. Beitner

Norman H. Beitner

cc:	David McGuffie, Covisint Corporation, Chief Executive Officer

W. James Prowse, Covisint Corporation, Chief Financial Officer

Kenneth J. Gordon, Goodwin Procter LLP

David V. Gubbini, Honigman Miller Schwartz and Cohn LLP

2290 First National Building · 660 Woodward Avenue · Detroit, Michigan 48226-3506

Detroit · Lansing · Oakland County · Ann Arbor · Kalamazoo